

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 7, 2017

Via E-mail
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

Re: **Yangtze River Development Limited**
        Amendment No. 11 to Registration Statement on Form S-1
        Filed March 17, 2017
        File No. 333-209579
        Form 10-K
        Filed March 10, 2017
        File No. 000-55576

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2017 letter.

General

1.   Please complete the offering summary, use of proceeds and dilution sections with the offering price or an assumed offering price that could be close to the current market price of your common stock or advise.

Cover Page of Prospectus

2.   We note that your prospectus does not include an offering price and you disclose that prior to the offering your stock has been listed on the OTC Markets. Please disclose the

offering price of the securities or the current market price of the shares if applicable. See Instructions to Item 501(b)(3) of Regulation S-K.

3.   Your disclosure on the cover page states that the underwriters warrants are exercisable commencing 365 days from the effective date of the prospectus. The disclosure also states that underwriters warrants will be exercisable commencing 180 days from the effective date of the offering. Please reconcile.

4.   We note your disclosure on the cover page that the offering will remain open until the earlier of a date acceptable to you and your underwriter or subject to an extension upon agreement with the underwriters. Please reconcile this disclosure with your statement on page 46 that the underwriters are committed severally to purchase all of the shares of common stock in the offering and with the disclosure in the underwriting agreement.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 21

5.   Reference is made to your 10-K/A filed on June 17, 2016 where you identified material weaknesses and intended to take certain actions to remediate such material weaknesses. We note that within subsequent periodic reports, including your annual report for the year ended December 31, 2016, you indicated that no changes in your internal controls over financial reporting have occurred.   It is not clear how you were able to conclude that disclosure controls and procedures and internal controls over financial reporting were effective without properly remediating previously identified material weaknesses. Please clarify and/or revise your filing accordingly.   Please note that any revisions should include proper disclosures regarding changes in internal control over financial reporting pursuant to Rule 308(c) of Regulation S-K.

6.   Please revise to include attestation report of the registered public accounting firm pursuant to Rule 308(b) of Regulation S-K.   Please note that such guidance applies given that you are considered an accelerated filer as of December 31, 2016.   Please refer to Question 130.04 of our Exchange Act Rules Compliance & Disclosure Interpretations. In addition, given the exclusion of such attestation report, we are unclear how you were able to conclude that your disclosure controls and procedures and internal control over financial reporting are effective.   Please clarify how you were able to arrive at your conclusions or amend your 10-K to revise conclusions accordingly. To the extent you determine your internal controls over financial reporting and disclosure controls and procedures are ineffective, please revise your management's discussion and analysis to include disclosure of the circumstances that gave rise to such ineffectiveness.

Liu Xiangyao
Yangtze River Development Limited
April 7, 2017
Page 3

You may contact Wilson Lee at (202) 551-3468 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: John O'Leary
       Lucosky Brookman